Prospectus Supplement (to Prospectus dated March 21, 2003)

$500,000,000

Avon Products, Inc.

5.125 % Notes Due 2011

     This is an offering of $500,000,000 aggregate principal amount of our 5.125% Notes due 2011, which we refer to as the “Notes”. The Notes will mature on January 15, 2011, unless redeemed prior to maturity. We will pay interest on the Notes semi-annually in arrears on each January 15 and July 15, commencing July 15, 2006.

     We may redeem some or all of the Notes at any time and from time to time at the prices described under the heading “Description of Notes — Optional Redemption.”

     The Notes will be our unsecured senior obligations and will rank equally with our other unsecured senior indebtedness.

      The Notes are not expected to be listed on any securities exchange or included in any quotation system.

     This prospectus supplement and the accompanying prospectus include additional information about the terms of the Notes.

     See “Risk Factors,” which begins on page 2 of the accompanying prospectus, for a discussion of certain of the risks you should consider before investing in the Notes.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price(1)	99.872%	$499,360,000
Underwriting discount	0.600%	$3,000,000
Proceeds, before expenses, to Avon(1)	99.272%	$496,360,000

(1) Plus accrued interest, if any, from January 10, 2006, if settlement occurs after that date.

     We expect that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about January 10, 2006.

Joint Book Running Managers
Banc of America Securities LLC			Citigroup
Lead Managers
Deutsche Bank Securities	JPMorgan	Lazard Capital Markets	HSBC

Senior Co-Managers
BNP PARIBAS		Santander Investment

Co-Managers
BBVA Securities Inc.		The Williams Capital Group, L.P.

The date of this prospectus supplement is January 5, 2006.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not and the underwriters have not authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission that is incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate only as of their respective dates. The terms the “Company,” “Avon”, “we,” “us,” and “our” refer to Avon Products, Inc. and our consolidated subsidiaries, where appropriate.

     This document is for distribution in the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

     In respect of jurisdictions in the European Economic Area that have adopted Directive 2003/71/EC (the “Prospectus Directive”), the Notes are being offered to “qualified investors” as defined in the Prospectus Directive or are being offered in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive and accordingly the offer of Notes is not subject to the obligation to publish a prospectus within the meaning of the Prospectus Directive.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

i

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access all or a portion of such documents.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede earlier information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than, in each case, those reports or the portions of those reports not deemed to be filed, including information furnished under Item 2.02 or 7.01 of Current Reports on Form 8-K) until we sell all of the securities:

  Annual Report on Form 10-K for the year ended December 31, 2004.

  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

  Current Reports on Forms 8-K and 8-K/A filed January 6, 2005, January 10, 2005, February 1, 2005 (two reports filed, but excluding information furnished under Item 2.02 and the related exhibit), March 8, 2005, May 11, 2005, July 14, 2005, August 2, 2005 (two reports filed), August 19, 2005, August 26, 2005, September 6, 2005 (two reports filed), September 21, 2005, October 7, 2005, October 13, 2005 (two reports filed), October 20, 2005, November 3, 2005, November 15, 2005, November 16, 2005, November 28, 2005, December 7, 2005 and January 4, 2006 (two reports filed).

     You may request a copy of any or all of the information incorporated by reference in this prospectus supplement and the accompanying prospectus at no cost, by writing or telephoning the office of the Corporate Secretary, Avon Products, Inc., 1345 Avenue of the Americas, New York, New York 10105-0196, telephone (212) 282-5000. Information about us is also available on our web site at www.avon.com. Information on our web site is not incorporated by reference into, and should not be considered to be a part of, this prospectus supplement or the accompanying prospectus.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Statements in this prospectus supplement and the accompanying prospectus that are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “planned,” “potential” and similar expressions, or the negative of those expressions, may identify forward-looking statements. Such forward-looking statements are based on management’s reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Such factors include, among others, the following:

  general economic and business conditions in our markets, including social, economic, political and competitive uncertainties in Latin America, Asia Pacific, Central and Eastern Europe and the Middle East;

  our ability to implement our business, cash management and tax strategies;

  our ability to achieve anticipated cost savings and our profitability and growth targets, particularly in our largest markets;

  our ability to implement appropriate product mix and pricing strategies;

  the impact of changes in consumer spending patterns and preferences, particularly given the global nature of our business;

  our ability to replace lost sales attributable to the repositioning of the U.S. Beyond Beauty business;

  the impact of substantial currency fluctuations on the results of our foreign operations and the cost of sourcing foreign products and the success of our foreign currency hedging and risk management strategies;

  our ability to implement our Sales Leadership program globally, to increase Representative productivity and recruit Representatives;

  our ability to implement our multi-year restructuring initiatives and achieve anticipated benefits from these initiatives;

  our ability to implement our enterprise resource planning project;

  the impact of possible pension funding obligations and increased pension expense on our cash flow and results of operations;

  the impact of stock option expense pursuant to Statement of Financial Accounting Standards No. 123(R);

  our ability to successfully transition our business in China in connection with the anticipated resumption of direct selling in that market;

  the effect of legal, regulatory and tax proceedings, as well as restrictions imposed on us, our operations or our Representatives by foreign governments;

  our ability to successfully identify new business opportunities;

  our access to financing; and

  our ability to attract and retain key personnel and executives.

     Additional information identifying such factors is contained in our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission. We undertake no obligation to update any such forward-looking statements.

SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as all the documents incorporated by reference in them, before making an investment decision.

The Company

     We are a global manufacturer and marketer of beauty and related products. We presently have operations in 62 markets, including the United States, and our products are distributed in over 60 more. Sales are made to the ultimate customer primarily through direct sales by approximately 4.9 million independent Avon Representatives. Representatives are independent contractors or independent dealers, and they are not our employees. Representatives purchase products directly from us and sell them to their customers.

     We commenced operations in 1886 and were incorporated in the State of New York on January 27, 1916. Our principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105-0196, and our telephone number at that address is (212) 282-5000.

The Offering

Issuer	Avon Products, Inc.

Securities Offered	$500,000,000 aggregate principal amount of 5.125% Notes due 2011.

Maturity	January 15, 2011.

Interest Rate	5.125% per year.

Interest Payment Dates	Each January 15 and July 15, commencing July 15, 2006. Interest on the Notes being offered by this prospectus supplement will accrue from January 10, 2006.

Ranking	The Notes will be our unsecured senior obligations and will rank equally with our other existing and future unsecured senior indebtedness.

Optional Redemption	We may redeem some or all of the Notes at any time and from time to time at the prices described under the heading “Description of Notes—Optional Redemption.”

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, which may include repayment of outstanding indebtedness under our commercial paper program and repurchases of our common stock under our share repurchase programs. See “Use of Proceeds.”

Trustee, Registrar and Paying Agent	JPMorgan Chase Bank, N.A.

USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering will be approximately $495.76 million, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include repayment of outstanding indebtedness under our commercial paper program and repurchases of our common stock under our share repurchase programs. Debt issued under our commercial paper program matures within 270 days of the date of issuance and bears interest at varying rates based on market conditions at the time of issuance.

     Our existing $400 million revolving credit facilities expire on August 22, 2006, and our existing $600 million revolving credit facility expires on May 1, 2006. The amounts available for borrowing under the $400 million facilities will be automatically reduced to $0 as a result of the issuance of the Notes. We have entered into a commitment letter for the arrangement of a replacement five-year revolving credit facility, subject to possible extension, which would provide $1 billion of borrowing capability, subject to possible incremental increases. We expect that this new facility would contain covenants and other terms that are consistent with our existing revolving credit facilities. There can be no assurance that we will be successful in obtaining commitments for, negotiating, on terms favorable to us, or closing this new credit facility.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

Consolidated Ratio of Earnings to Fixed Charges	Nine Months ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
	13.3	16.9	13.9	10.8	7.7	7.0

     For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of earnings before income taxes, minority interest and cumulative effect of accounting changes, plus fixed charges and the amortization of capitalized interest, minus interest capitalized. “Fixed charges” consist of interest incurred on indebtedness, amortization of debt discount, fees and expenses plus one-third of the rental expense from operating leases, which management believes is a reasonable approximation of the interest component of rental expense. The ratios of earnings to fixed charges are calculated as follows:

(Income before income taxes, minority interest and cumulative effect of accounting changes) +
(Fixed charges) + (Amortization of capitalized interest) – (Interest capitalized)
(Fixed charges)

DESCRIPTION OF NOTES

     All references to “Avon,” “the Company,” “we,” “us” and “our” in this section and in the accompanying prospectus under the heading “Description of Debt Securities” are to Avon Products, Inc., and do not include its subsidiaries.

General

     We will issue the Notes under an indenture between us and JPMorgan Chase Bank, N.A., as trustee, dated as of May 13, 2003 (the “Indenture”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. The following description of the particular terms of the Notes supplements the description in the accompanying prospectus of the general terms and provisions of our debt securities. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement of which the accompanying prospectus is a part.

     We will issue the Notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar. We may change any Paying Agent and Registrar without notice to holders of the Notes. We will pay principal (and premium, if any) on the Notes at the trustee’s corporate office in New York, New York. At our option, interest may be paid at the trustee’s corporate trust office or by check mailed to the registered address of holders.

Principal, Maturity and Interest

     The Notes will initially be limited to $500,000,000 in aggregate principal amount. The Notes will mature on January 15, 2011. Interest on the Notes will accrue at a rate of 5.125% per annum, and will be payable semiannually in arrears in cash on each January 15 and July 15, commencing on July 15, 2006, to the persons who are registered holders on the fifteenth calendar day immediately preceding the applicable interest payment date. Interest on the Notes will be computed on the basis of a 360-day year comprising twelve 30-day months. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

     The Notes will not be entitled to the benefit of any mandatory sinking fund.

Ranking

     The Notes will be our unsecured senior obligations and will rank equally with our other existing and future unsecured senior indebtedness.

Optional Redemption

     The Notes will be redeemable, as a whole or in part, at our option, at any time or from time to time, by mailing notice to the registered address of each holder of Notes at least 30 days but not more than 60 days prior to the redemption. The redemption price will be equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on those Notes discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus 15 basis points. In either case, accrued interest, if any, will be paid to the date of redemption.

     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee at our direction.

     “Comparable Treasury Price” means, with respect to any Redemption Date, as determined by the trustee (i) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     “Redemption Date,” when used with respect to any Note to be redeemed, means the date which is a business day fixed for such redemption by us pursuant to the Indenture.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer, at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

     “Reference Treasury Dealers” means any four nationally recognized investment banking firms, and their successors, selected by us that are each also a primary U.S. Government securities dealer. If any Reference Treasury Dealer shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

     “Remaining Scheduled Payments” means, with respect to the Notes to be redeemed, the remaining scheduled payments of principal of and interest on those Notes that would be due after the related Redemption Date but for that redemption; provided, however, that if such Redemption Date is not an interest payment date with respect to the Notes to be redeemed, the amount of the next succeeding scheduled interest payment on those Notes will be reduced by the amount of interest accrued on such Notes to such Redemption Date.

     “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding that Redemption Date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

     On or after the Redemption Date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the Redemption Date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the trustee, pro rata, by lot or by a method the trustee deems to be fair and appropriate.

Further Issues of the Same Series

     We may, from time to time, without the consent of the existing holders of the Notes, issue additional notes under the Indenture having the same terms as the Notes in all respects, except for the issue date, the issue price and the initial interest payment date. Any such additional notes will be consolidated with and form a single series with the Notes being offered by this prospectus supplement.

     In addition to the Notes, we may issue other series of debt securities under the Indenture. There is no limit on the total aggregate principal amount of debt securities that we can issue under the Indenture.

Book-Entry System

     Upon sale, the Notes will be represented by a single “Global Security.” The Global Security representing the Notes will be deposited with, or on behalf of, DTC and will be registered in the name of Cede & Co., as nominee of DTC. The Global Security may not be transferred except as a whole by a nominee of DTC to DTC or to another nominee of DTC, or by DTC or any such nominee to a successor of DTC of such successor. All Notes will be denominated in United States dollars.

     So long as DTC or its nominee is the registered owner of the Global Security, DTC or its nominee, as the case may be, will be the sole holder of the Notes represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the beneficial owners of the Global Security representing the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the holders thereof for any purpose under the Indenture, and the Global Security representing the Notes shall not be exchangeable or transferable. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security representing the Notes.

     The Global Security representing the Notes is exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like amount, only if:

  DTC notifies us (or we become aware) that it is unwilling or unable to continue as depositary for the Global Security and a successor depositary is not appointed by us within 90 days;

  DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days;

  there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Global Security and the outstanding Notes shall have become due and payable pursuant to the Indenture and the trustee has requested that certificated Notes be issued; or

  we have decided to discontinue use of book-entry transfers through DTC. DTC has advised us that, under its current practices, it would notify its participants of our request, but would only withdraw beneficial interests from the Global Security at the request of its participants.

     Upon any such exchange, the certificated Notes shall be registered in the names of the beneficial owners of the Global Security representing the Notes as provided by DTC’s relevant participants (as identified by DTC).

     The description of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the underwriters take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

     The following is based on information furnished by DTC:
  DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is available to securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

  Persons who are not participants may beneficially own the Notes held by DTC only through direct participants or indirect participants. Purchases of the Notes under DTC’s system must be made by or through direct participants, which will receive a credit for such Notes on DTC’s records. The ownership interest of each actual purchaser of each Note represented by the Global Security (“Beneficial Owner”) is in turn to be recorded on the direct participants’ and indirect participants’

  records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Security representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Security representing the Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

  Principal, premium, if any, and interest payments on the Global Security representing the Notes will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the trustee or ours, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is our and the trustee’s responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of direct participants and indirect participants.

  DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated Notes are required to be printed and delivered.

     The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

Governing Law

     The Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

UNITED STATES TAXATION

     In the opinion of Davis Polk & Wardwell, the following are the material United States federal tax consequences of ownership and disposition of the Notes. This discussion only applies to Notes:

  purchased by initial holders who purchase Notes at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money; and

  held as capital assets.

     This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:
  certain financial institutions;

  insurance companies;

  dealers in securities or foreign currencies;

  persons holding Notes as part of a hedge or other integrated transaction;

  United States Holders (as defined below) whose functional currency is not the United States dollar;

  partnerships or other entities classified as partnerships for United States federal income tax purposes; or

  persons subject to the alternative minimum tax.

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. Persons considering the purchase of Notes are urged to consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to United States Holders

     As used herein, the term “United States Holder” means a beneficial owner of a Note that is for United States federal income tax purposes:
  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

     The term United States Holder also includes certain former citizens and residents of the United States.

     Payments of Interest

     The Notes will be issued without original issue discount for United States federal income tax purposes. Accordingly, interest paid on a Note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s regular method of accounting for United States federal income tax purposes.

     Sale, Exchange or Retirement of the Notes

     Upon the sale, exchange or retirement of a Note, a United States Holder will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of other property received on the sale, exchange, or retirement, and (ii) the Holder’s adjusted tax basis in the Note. A United States Holder’s adjusted tax basis in a note will generally equal the cost of the Note to the Holder. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest. Amounts attributable to accrued but unpaid interest are treated as interest as described under “Payments of Interest” above.

     Gain or loss realized on the sale, exchange or retirement of a Note will generally be capital gain or loss and will be long term capital gain or loss if at the time of sale, exchange or retirement the Note has been held for more than one year. Certain United States Holders (including individuals) are eligible for a preferred rate of tax with respect to long term capital gain. The deductibility of capital losses by United States Holders is subject to limitations.

     Backup Withholding and Information Reporting

     Information returns will be filed with the Internal Revenue Service in connection with payments on the Notes and the proceeds from a sale or other disposition of the Notes. A United States Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Tax Consequences to Non-United States Holders

     As used herein, the term “Non-United States Holder” means a beneficial owner of a Note that is, for United States federal income tax purposes:
  an individual who is classified as a nonresident;

  a foreign corporation or other foreign entity taxable as a corporation; or

  a foreign estate or trust.

     “Non-United States Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition but is not otherwise a resident of the United States for United States federal income tax purposes. Such a holder is urged to consult his or her own tax adviser regarding the United States federal income tax consequences of the sale, exchange or other disposition of a Note.

     Subject to the discussion below concerning backup withholding:
  payments of principal, interest and premium on the Notes by the Company or any paying agent to any Non- United States Holder will not be subject to United States federal income or withholding tax, provided that, in the case of interest, the Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not for United States federal income tax purposes a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership and is not a bank receiving certain types of interest;

    the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below; and

    interest on the Notes is not effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States (or, if a treaty applies, is not attributable to a fixed base or permanent establishment of the Non-United States Holder in the United States); and

  a Non-United States Holder of a Note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such Note, unless the gain is effectively connected with the conduct by the Holder of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise.

     Certification Requirement

     Interest will not be exempt from withholding tax unless the beneficial owner of that Note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person, as defined under the Code.

     If a Non-United States Holder of a Note is engaged in a trade or business in the United States, and if interest on the Note is effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above), subject to an applicable income tax treaty providing otherwise, except that the Holder will be required to provide to the Company a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisers with respect to other U.S. tax consequences of the ownership and disposition of Notes including the possible imposition of a 30% branch profits tax.

     Backup Withholding and Information Reporting

     Information returns will be filed with the United States Internal Revenue Service in connection with payments on the Notes. Unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person as defined under the Code, information returns may be filed with the United States Internal Revenue Service in connection with the proceeds from a sale or other disposition and the Non-United States Holder may be subject to United States backup withholding tax (currently at a rate of 28%) on payments on the Notes or on the proceeds from a sale or other disposition of the Notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the Non-United States Holder’s United States federal income tax liability and may entitle the Non-United States Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

     Under the terms and subject to the conditions set forth in the underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amounts of Notes set forth opposite their names below:

Underwriters	Principal Amount of Notes

Banc of America Securities LLC	$125,000,000
Citigroup Global Markets Inc.	$125,000,000
Deutsche Bank Securities Inc.	$58,333,333
J.P. Morgan Securities Inc.	$50,000,000
Lazard Capital Markets LLC	$50,000,000
HSBC Securities (USA) Inc.	$41,666,667
BNP Paribas Securities Corp.	$16,666,667
Santander Investment Securities Inc.	$16,666,667
BBVA Securities Inc.	$8,333,333
The Williams Capital Group, L.P.	$8,333,333

Total	$500,000,000

     We estimate that our expenses for this offering will be approximately $600,000.

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the Notes offered by this prospectus supplement if any of the Notes are purchased.

     The following table shows the per Note underwriting discount and total underwriting discount for the Notes that we will pay to the underwriters.

Per Note	0.600%
Total	$ 3,000,000

     We have been advised by the underwriters that the underwriters propose to offer the Notes initially to the public at the public offering price shown on the cover page hereof and to selling group members at that price less a selling concession of 0.35% of the principal amount of the Notes. The underwriters and selling group members may reallow a discount of 0.25% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes, the underwriters may change the offering price and other selling terms.

     The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

     We have agreed to indemnify the underwriters and certain controlling persons against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  to investors with the minimum total consideration per investor of €50,000; or

  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of the preceding paragraph, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

     Each underwriter has represented and agreed in respect of the United Kingdom that:

  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

     The Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the Notes may be distributed in or from The Netherlands, other than to individuals or legal entities who or which invest in securities in the conduct of their profession or trade (which includes banks, investment institutions, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises which regularly, or as ancillary activity, invest in securities), in which case it shall be made clear upon making the offer and from any document or advertisements in which a forthcoming offering of the Notes is publicly announced that the offer is exclusively made to the said individuals or legal entities.

     The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Notes on behalf of the underwriters for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time, but it must end no later than 30 days after the date on which we received the proceeds of the issue, or no later than 60 days after the date of allotment of the relevant Notes.

     Certain of the underwriters will make the Notes available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between the underwriters and their respective customers and is not party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from the underwriters based on transactions they conduct through the system. The underwriters will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     Certain of the underwriters and their predecessors and affiliates have from time to time provided, and expect to continue to provide, financial and advisory services to us for customary compensation. Citigroup Global Markets Inc., Banc of America Securities LLC and certain of their respective affiliates have entered into a commitment letter with us for the arrangement of a proposed $1 billion five-year revolving credit facility pursuant to which Citigroup Global Markets Inc. and Banc of America Securities LLC will act as joint lead arrangers and bookrunners, an affiliate of Citigroup Global Markets Inc. will act as administrative agent and an affiliate of Banc of America Securities LLC will act as syndication agent. Certain other underwriters or their affiliates may also become participants in this proposed revolving credit facility.

     Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

LEGAL MATTERS

     The legality of the Notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Davis Polk & Wardwell, New York, New York. The validity of the Notes will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

     The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in management’s report on internal control over financial reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to Avon Products, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$1,000,000,000

AVON PRODUCTS, INC.

DEBT SECURITIES

     We may offer debt securities from time to time. Specific terms of these securities will be provided in supplements to this prospectus. This prospectus may also be used by selling securityholders to sell securities they own that are issued by us. You should read this prospectus and any supplement carefully before you invest.

This investment involves risk. See “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to consummate any sale of securities unless accompanied by a prospectus supplement.

The date of this prospectus is March 21, 2003

     You should rely only on the information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in this prospectus and any accompanying prospectus supplement as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. The terms “Avon”, “we,” “us,” and “our” refer to Avon Products, Inc. and our consolidated subsidiaries, where appropriate.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement including the exhibits and schedules thereto.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede earlier information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

  Current Reports on Form 8-K filed on July 19, 2002, August 13, 2002, October 2, 2002 and January 31, 2003;

  Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2002, and Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2002 and September 30, 2002; and

  Annual Report on Form 10-K/A for the year ended December 31, 2001.

     You may request a copy of these filings at no cost, by writing or telephoning the office of the Corporate Secretary, Avon Products, Inc., 1345 Avenue of the Americas, New York, New York 10105-0196, telephone (212) 282-5000.

     Information about us is also available on our web site at www.avon.com. Information on our web site is not incorporated by reference into this prospectus.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Certain statements in, or which we incorporate by reference into, this prospectus, which are not historical facts or information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates”, “believes”, “expects”, “estimates”, “intends”, “plans”, “projects”, and similar expressions may identify such forward-looking statements. Such forward-looking statements are based on management’s reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors which may cause our actual results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Such factors include, among others, the following:

  general economic and business conditions in our markets, including economic and political uncertainties in Latin America;

  our ability to implement our business strategy and our business transformation initiatives, including the integration of similar activities across markets to achieve efficiencies;

  our ability to achieve anticipated cost savings and our profitability and growth targets;

  the impact of substantial currency fluctuations in our principal foreign markets and the success of our foreign currency hedging and risk management strategies;

  the impact of possible pension funding obligations and increased pension expense on our cash flow and results of operations;

  the effect of legal and regulatory proceedings, as well as restrictions imposed on us, our operations or our Representatives by foreign governments;

  our ability to successfully identify new business opportunities;

  our access to financing; and

  our ability to attract and retain key executives.

     As a result of the foregoing and other factors, no assurance can be given as to our future results and achievements. Neither Avon nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements, nor undertakes an obligation to update them.

RISK FACTORS

     You should carefully consider each of the following risks, which we believe are the principal risks that we face, and all of the other information in this prospectus. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the offering of the debt securities. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial.

We May Not Be Able to Execute Fully Our Global Business Strategy

     Our ability to implement the key growth initiatives of our global business strategy is dependent upon a number of factors, including our ability to:

  execute our business transformation initiatives, and achieve our profitability and growth targets;

  increase our beauty sales and market share, and strengthen our brand image;

  realize anticipated cost savings and reinvest such savings effectively in consumer-oriented investments and other aspects of our business;

  enhance the Representative experience and their productivity;

  achieve sustainable rates of growth and profitability in new and emerging markets; and

  reach new consumers through a combination of new brands, new channels and pursuit of strategic opportunities such as acquisitions and joint ventures with other companies.

     We cannot assure you that any of these initiatives will be successfully and fully executed within the planned time periods.

Our Ability to Conduct Business, Particularly in International Markets, May Be Affected by Political, Legal, Regulatory and Foreign Exchange Risks

     Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is exposed to risks associated with international operations, including:
  the possibility that a foreign government might ban or severely restrict our business method of direct selling, or that local civil unrest or political instability might disrupt our operations in an international market;

  the possibility that a government authority might impose legal, tax or other financial burdens on our Representatives, as direct sellers, or on Avon, due, for example, to the structure of our operations in various markets;

  the possibility that a government authority might challenge the status of our Representatives as independent contractors or impose employment or social taxes on our Representatives; and

  the possibility that restrictions on foreign currencies and changes in foreign currency exchange rates may affect our operating results and financial condition.

     We also face legal and regulatory risks in the United States and, in particular, cannot predict with certainty the outcome of various contingencies or the impact that legislative and regulatory changes may have on our business in the future.

We May Not Be Able to Recruit and Retain Our Representatives

     Avon’s products are sold by approximately 3.9 million Representatives worldwide. Representatives are independent contractors or independent dealers who purchase products directly from Avon and sell them to their customers. There is a high rate of turnover among Representatives, a characteristic of the direct-selling business. As a result, it is continually necessary to recruit and retain new Representatives and if we are unable to do so our business will be adversely affected.

We Face Significant Competition

     We face competition from competing products in each of our lines of business. We compete against products sold directly to consumers by other direct-selling and direct sales companies and through the internet, and against products sold through the mass market and prestige retail channels. Consumers’ buying decisions are affected by such factors as brand recognition, product quality, product performance, pricing and subjective consumer tastes. If our advertising, promotional or merchandising strategies are not successful, or if we are unable to deliver new products that represent technological breakthroughs, or if we do not successfully manage the timing of new product introductions or the profitability of these efforts, or if for other reasons our Representatives or end customers perceive competitors’ products as having greater appeal, then our sales, profitability and results of operations may suffer.

Holders May Not Be Able to Sell the Debt Securities

     We cannot predict whether an active trading market for the debt securities will develop or be sustained. If an active market for the debt securities fails to develop or be sustained, the trading price of the debt securities could be adversely affected. In that case, holders may have difficulty reselling the debt securities or may be unable to sell them at all. If an active trading market were to develop, the debt securities’ future trading price will depend on many factors, including:

  prevailing interest rates;

  the market for similar securities;

  general economic conditions; and

  our financial condition, historical financial performance and future prospects.

If Your Debt Securities are Redeemable at Our Option, We May Choose to Redeem Them

     If stated in the applicable prospectus supplement relating to the issuance of a series of debt securities, we may redeem such debt securities at any time, or at a specific point in time, in accordance with that prospectus supplement. If your debt securities are redeemable by us, we will advise you of how and when we may redeem in the prospectus supplement. If we choose to redeem your debt securities, you will have to consider what you are going to do with the proceeds. If interest rates are lower, you may not be able to reinvest in a comparable security at an effective interest rate as high as the interest rate on the debt securities being redeemed. Before purchasing redeemable notes from us, you should consult with a competent professional on the consequences of purchasing redeemable notes.

AVON PRODUCTS, INC.

General

     We are a global manufacturer and marketer of beauty and related products. We presently have operations in 58 countries, including the United States, and our products are distributed in 85 more for coverage in 143 markets. Sales are made to the ultimate customer principally through a combination of direct selling and marketing by approximately 3.9 million independent Avon Representatives, approximately 463,000 of whom are in the United States. Representatives are independent contractors or independent dealers, and are not our agents or employees. Representatives purchase products directly from us and sell them to their customers.

     Our products fall into four product categories: “Beauty” which consists of cosmetics, fragrance and toiletries; “Beauty Plus” which consists of jewelry, watches and apparel and accessories; “Beyond Beauty” which consists of home products, gift and decorative and candles; and “Health and Wellness” which consists of vitamins and nutrition supplements, exercise and fitness items, and a variety of self-care and stress relief products. In 2001, we launched a retail line in the U.S. to sell a new line of Avon products called “beComing” in selected stores of J.C. Penney Company, Inc. In January 2003, we announced the termination of our business relationship with J.C. Penney and a strategic repositioning of the beComing brand, which in the future will be sold exclusively through a select group of Avon Representatives called Avon Beauty Advisors. In 2003, we plan to launch a new global business targeted to teenage girls to enhance our share of the worldwide youth market.

     We commenced operations in 1886 and were incorporated in the State of New York on January 27, 1916. Avon’s business primarily is comprised of one industry segment, direct selling, which is conducted in North America, Latin America, Europe and the Pacific. The Company’s reportable segments are based on these geographic operations.

USE OF PROCEEDS

     Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the debt securities sold by us will be used for general corporate purposes. These purposes may include, but are not limited to:
  repayment or refinancing of debt or other corporate obligations;

  working capital;

  capital expenditures;

  repurchases and redemptions of securities;

  equity investments in existing and future projects;

  permanent financing of bridge facilities used to make acquisitions; and

  acquisitions.

     Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness. In addition, we may at our option elect to receive, in lieu of cash from the sale of the debt securities, other forms of consideration including other securities.

      We will not receive any proceeds from the sale of any debt securities sold by any selling securityholder.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratios of earnings to fixed charges for the years and periods indicated:

Consolidated Ratio of Earnings to Fixed Charges	Nine Months Ended September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	9.3[1]	7.6[2]	7.7[2]	7.0	7.6[3]	8.2[4]	9.2

(1)	Includes one-time charges of $36.3 million pre-tax ($25.2 million after tax), or $.10 per diluted share. The one- time charges represent a special charge of $43.6 million pre-tax ($30.4 million after tax), or $.12 per diluted share, primarily associated with supply chain initiatives, workforce reduction programs and sales transformation initiatives, partially offset by an adjustment, of $7.3 million pre-tax ($5.2 million after tax) or $.02 per diluted share, to the special charge recorded in the fourth quarter of 2001. Excluding the one-time charges, the ratio of earnings to fixed charges for the nine months ended September 30, 2002, was 9.8.

(2)	Includes one-time charges of $97.4 million pre-tax ($68.3 million after tax), or $.28 per diluted share primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain business transformation initiatives; a charge of $6.4 million pre-tax ($3.4 million after tax), or $.01 per diluted share, related to the settlement of a contested tax assessment in Argentina; and a contract settlement gain, net of related expenses, of $25.9 million pre-tax ($15.7 million after tax), or $.06 per diluted share, related to the cancellation of a retail agreement between Avon and Sears Roebuck & Company. Excluding the one-time charges and the settlement gain, the ratio of earnings to fixed charges for the nine months ended September 30, 2001 and for the year ended December 31, 2001, was 7.2 and 8.4, respectively.

(3)	Includes one-time charges of $136.4 million pre-tax ($111.9 million after tax), or $.43 per diluted share , related to our Business Process Redesign (BPR) program, and an asset impairment charge of $38.1 million pre-tax ($24.0 million after tax), or $.09 per diluted share, related to the write-off of the carrying value of an order management software system that had been under development. Excluding the one-time charges, the ratio of earnings to fixed charges for the year ended December 31, 1999, was 10.0.

(4)	Includes one-time charges of $154.4 million pre-tax ($122.8 million after tax), or $0.46 per diluted share, related to our BPR program. Excluding the one-time charges, the ratio of earnings to fixed charges for the year ended December 31, 1998, was 10.6.

     For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of earnings before income taxes, minority interest and cumulative effect of accounting changes, plus fixed charges and the amortization of capitalized interest. “Fixed charges” consist of interest incurred on indebtedness, amortization of debt discount, fees and expenses plus one-third of the rental expense from operating leases, which management believes is a reasonable approximation of the interest component of rental expense. The ratios of earnings to fixed charges are calculated as follows:

(Income before income taxes, minority interest and cumulative effect of accounting changes) + (Fixed charges) + (Amortization of capitalized interest)
(Fixed charges)

DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of the debt securities. The debt securities will constitute senior debt of Avon and will rank equally and pari passu with all our other unsecured and unsubordinated debt. We will issue debt securities under the indenture between Avon and JPMorgan Chase Bank, as trustee. When we or the selling securityholder offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     We have summarized certain terms and provisions of the indenture. The summary is not complete. A form of indenture has been filed with the SEC as an exhibit to the registration statement, of which this prospectus constitutes a part. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

     The indenture will not limit the amount of debt securities which we may issue. The prospectus supplement relating to a particular series of debt securities will describe the terms of such debt securities being offered, including:
  the designation, aggregate principal amount and authorized denominations;

  the maturity date;

  the interest rate, if any, and the method for calculating the interest rate;

  the interest payment dates and the record dates for the interest payments;

  any mandatory or optional redemption terms or prepayment, conversion, sinking fund terms;

  the place where we will pay principal and interest;

  if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

  whether the debt securities will be issued in the form of global securities or certificates;

  additional provisions, if any, relating to the defeasance of the debt securities;

  the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

  any United States federal income tax consequences;

  the dates on which premium, if any, will be paid;

  our right, if any, to defer payment of interest and the maximum length of this deferral period;

  any listing on a securities exchange;

  the initial public offering price; and

  other specific terms, including any additional events of default or covenants.

     We may, from time to time, without notice to or the consent of registered holders of a particular series of debt securities, create and issue further securities ranking pari passu with that series of debt securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities) and so that such further debt securities shall be consolidated and form a single series with that particular series of debt securities and shall have the same terms as to status, redemption or otherwise as that series of debt securities.

     The debt securities will be issuable only in fully registered form without coupons or in the form of one or more global securities, as described below under “—Global Securities”. Unless the prospectus supplement specifies otherwise, debt securities denominated in U.S. dollars will be issued only in denominations of U.S.$1,000 and any integral multiple of this amount. The prospectus supplement relating to debt securities denominated in a foreign or composite currency will specify the authorized denominations.

     If the amount of payments of principal of and premium, if any, or any interest on debt securities of any series is determined with reference to any type of index or formula or changes in prices of particular securities or commodities, the federal income tax consequences, specific terms and other information with respect to these debt securities and this index or formula, securities or commodities will be described in the relevant prospectus supplement.

     If the principal of and premium, if any, or any interest on debt securities of any series are payable in a foreign or composite currency, the restrictions, elections, federal income tax consequences, specific terms and other information with respect to such debt securities and such currency will be described in the relevant prospectus supplement.

     Payment of principal of and premium, if any, on debt securities will be made in the designated currency against surrender of any debt securities at the Corporate Trust Office of the trustee in The City of New York. Unless otherwise indicated in the prospectus supplement, payment of any installment of interest on debt securities will be made to the person in whose name a relevant debt security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in the prospectus supplement, payments of such interest will be made at the Corporate Trust Office of the trustee in The City of New York or by a check in the designated currency mailed to the holder at such holder’s registered address.

     Debt securities may be issued as original issue discount securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount securities will be described in the relevant prospectus supplement. “Original issue discount security” means any debt security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an event of default and the continuation thereof.

Covenants

   Negative Pledge

     Under the indenture, we will agree that if we or any Significant Subsidiary shall issue, assume, incur or guarantee any Indebtedness secured by a lien, except Permitted Liens, on any Principal Property (as defined below) or on any shares of capital stock of any Significant Subsidiary (“Secured Debt”), we will secure, or cause such Significant Subsidiary to secure, the outstanding debt securities equally and ratably with such Secured Debt, unless after giving effect thereto the aggregate amount of all such Secured Debt, together with all Attributable Debt (as defined below) of Avon and our subsidiaries in respect of sale and leaseback transactions to which the restrictions referred to below applies, would not exceed 20% of the Consolidated Net Tangible Assets (as defined below) of Avon and our consolidated subsidiaries.

     Permitted Liens include:

(a)	liens on any Principal Property acquired by us or a subsidiary after the date of the indenture to secure or provide for the payment or financing of all or any part of the purchase price thereof or construction of fixed improvements thereon (prior to, at the time of or within 180 days after the latest of the acquisition, completion of construction or commencement of commercial operation thereof);

(b)	liens on any shares of stock or Principal Property acquired by us or a subsidiary after the date of the indenture existing at the time of such acquisition;

(c)	liens on any shares of stock or Principal Property of a corporation which is merged into or consolidated with us or a subsidiary or substantially all of the assets of which are acquired by us or a subsidiary;

(d)	liens securing indebtedness of a subsidiary owing to us or another subsidiary;

(e)	liens existing at the date of the indenture;

(f)	liens on any Principal Property being constructed or improved securing loans to finance such construction or improvements;

(g)	liens in favor of governmental bodies of the United States or any state thereof or any other country or political subdivision thereof to secure partial, progress or advance payments pursuant to any contract or statute, or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such liens;

(h)	liens securing taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith;

(i)	liens arising by reason of deposits necessary to qualify us or any subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law;

(j)	liens arising out of judgments or awards against Avon or any subsidiary with respect to which Avon or such subsidiary shall in good faith be prosecuting an appeal or proceedings for review; provided that Avon or such subsidiary shall have secured, within 60 days after the creation thereof, an effective stay of execution pending such appeal or review; and

(k)	extensions, renewals or replacement of liens referred to in the foregoing clauses provided that the indebtedness secured is not increased or the lien extended to any additional assets.

     Restrictions on Sale and Leaseback Transactions

     We will also agree that neither we nor any Significant Subsidiary will enter into, assume, guarantee, or otherwise become liable with respect to any sale and leaseback transaction involving any Principal Property, unless immediately after giving effect thereto the sum, without duplication, of

(i)	the aggregate principal amount of all Secured Debt then outstanding; and

(ii)	the aggregate amount of all Attributable Debt in respect of sale and leaseback transactions to which this restriction applies would not exceed 20% of the Consolidated Net Tangible Assets of Avon and our consolidated subsidiaries.

     This restriction will not apply to the extent that, during the period commencing 60 days prior to and ending 120 days after a sale and leaseback transaction, we or a subsidiary apply an amount equal to the Attributable Debt with respect to such sale and leaseback transaction: (i) to the acquisition, directly or indirectly and in whole or in part, of Principal Properties, or (ii) to the retirement of long-term indebtedness (other than mandatory prepayment or retirement) of Avon or any subsidiary. This restriction will also not apply to any sale and leaseback transaction, (i) between us and a subsidiary or between subsidiaries, or (ii) involving the taking back of a lease for a period of three years or less.

     Definitions

     “Attributable Debt” means, as of the time of determination, the present value (discounted at the rate per annum equal to the rate of interest implicit in the lease involved in such sale and leaseback transaction, as determined in good faith by us) of the obligation of the lessee under a sale and leaseback transaction for rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales or similar contingent awards) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such rental payments shall also include the amount of such penalty, but no rental payments shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     “Consolidated Net Tangible Assets” means the total assets (less applicable reserves and other properly deductible items) which under United States Generally Accepted Accounting Principles (“GAAP”) would be included on the most recent audited annual consolidated balance sheet of Avon and our consolidated subsidiaries, after deducting the amount of all current liabilities and intangible assets.

     “Indebtedness” means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by a mortgage, pledge, lien, charge, encumbrance of any security interest existing on property owned by such person, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance that constitutes an accrued expense or trade payable or (iv) any lease of property by such person as lessee which is reflected in such person’s consolidated balance sheet as a capitalized lease in accordance with GAAP, in the case of items of Indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on such person’s consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by such person to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person.

     “Principal Property” means any manufacturing plant, testing or research and development facility, distribution facility, processing plant or warehouse (including, without limitation, land, fixtures and equipment), owned or leased by us or any subsidiary (including any of the foregoing acquired or leased after the date of the indenture) and located within the United States of America, its territories and possessions, unless our board of directors determines in good faith that such plant or facility is not of material importance to the total business conducted by us and our consolidated subsidiaries.

     “Significant Subsidiary” means any direct or indirect subsidiary of Avon that generates five percent or more of the Company’s revenue or income or that holds five percent or more of the Company’s assets. In addition, the Board of Directors of Avon may designate any other subsidiary as a Significant Subsidiary.

     The indenture will not otherwise restrict the incurrence of debt by us or our subsidiaries.

     Consolidation, Merger and Sale of Assets

     We will also agree that we will not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any Person (a “successor Person”), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, us, unless:

(i)	the successor Person (if not Avon) is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on any outstanding debt securities and under the indentures;

(ii)	immediately after giving effect to the transaction, and treating any Indebtedness which becomes our obligation as a result of the transaction as having been incurred by it at the time of the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

(iii)	the trustee receives an officers’ certificate and an opinion of counsel stating that such action complies with the indenture.

Events of Default

     The indenture specifies that each of the following will constitute an event of default with respect to the debt securities of a particular series:

(a)	failure to pay principal of any debt security of that series at its maturity;

(b)	failure to pay any interest on any debt security of that series when due, continued for 30 days;

(c)	failure to deposit any sinking fund payment, when and as due by the terms of that series;

(d)	failure to perform any covenant of ours applicable to that series in the indenture, continued for 60 days after written notice of such failure is given as provided in the indenture;

(e)	our failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by us having an aggregate principal amount outstanding of at least $100,000,000, if, in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such acceleration has not been rescinded or annulled, in each case within 30 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture; and

(f)	certain events in bankruptcy, insolvency or reorganization.

     If an event of default (other than an event of default described in clause (f) above) shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series by notice as provided in the indenture may declare the principal amount of such series of the debt securities to be due and payable immediately. If an event of default described in clause (f) above shall occur, the principal amount of all the outstanding debt securities of that series will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree for payment of the money due, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the indenture. For information as to waiver of defaults, see “—Modification and Waiver.”

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such series of the debt securities.

     No holder of a debt security will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(i)	such holder has previously given to the trustee written notice of a continuing event of default with respect to such series of the debt securities;

(ii)	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

(iii)	the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the that series a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or interest on such debt security on or after the applicable due date specified in such debt security.

     We will be required to furnish to the trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults.

Modification and Waiver

     Together with the trustee, we may modify the indenture without the consent of the holders for limited purposes, including evidencing the succession of another person to the Company and such person’s assumption of our obligations under the indenture, adding to our covenants or events of default, establishing forms or terms of debt securities, curing ambiguities and other purposes which do not adversely affect the holders in any material respect.

     Other modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of at least a majority in aggregate principal amount of each series of the outstanding debt securities that is affected by such modification or amendment, all holders of all such affected series voting together as one class.

     No such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

(a)	change the stated maturity of the principal of, or any installment of interest on, or the redemption price of, any debt security;

(b)	reduce the principal amount of or interest on, any debt security;

(c)	change the place or currency of payment of principal of or interest on, any debt security;

(d)	impair the right to institute suit for the enforcement of any payment on any debt security;

(e)	reduce the percentage in principal amount of outstanding debt securities, the consent of whose holders is required for modification or amendment of the indenture, or for waiver of compliance with certain provisions of the indenture or waiver of certain defaults; or

(f)	modify such provisions with respect to modification and waiver.

     The holders of at least a majority in principal amount of each series of the outstanding debt securities that is affected by such waiver, all holders of all such affected series voting together as one class, may waive our compliance with certain restrictive provisions of the indenture, and may waive any past default under the indenture, except a default in the payment of principal or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding debt security affected by such default.

Defeasance and Discharge; Covenant Defeasance

     Unless the terms of a particular series provide otherwise, we may elect, at our option at any time, to have the indenture provisions relating to defeasance and discharge of indebtedness, or relating to defeasance of certain restrictive covenants in the indenture, applied to any series of the outstanding debt securities.

      Defeasance and Discharge

     The indenture provides that upon our exercise of our option to have the provisions relating to defeasance and discharge applied to a particular series of the debt securities, we will be discharged from all our obligations with respect to such series of the debt securities (except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of the debt securities of such series of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on the debt securities of such series at maturity in accordance with the terms of the indenture and such debt securities. Such defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the debt securities of such series will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

     Defeasance of Certain Covenants

     The indenture provides that, upon our exercise of our option to have the provisions relating to defeasance of certain restrictive covenants applied to a particular series of the debt securities, we may, with respect to such series, omit to comply with certain restrictive covenants, including those described under “Covenants—Negative Pledge,” “—Restrictions on Sale and Leaseback Transactions” and “—Consolidation, Merger and Sale of Assets,” and the occurrence of certain events of default, which are described above in clause (c) (with respect to such restrictive covenants) and clause (d) under “Events of Default,” will be deemed not to be or result in an event of default, in each case with respect to such series.

     We, in order to exercise such option, will be required, among other things:

(1)	to deposit, in trust for the benefit of the holders of such series of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on such series of the debt securities at maturity in accordance with the terms of the indenture and such debt securities, and

(2)	to deliver to the trustee an opinion of counsel to the effect that holders of such series of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

     In the event we exercise this option and the debt securities are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on that series of the debt securities at maturity but may not be sufficient to pay amounts due on that series of the debt securities upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments.

Regarding the Trustee

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

     The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the Company or any affiliate of the Company; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

     We and our subsidiaries maintain ordinary banking relationships and credit facilities with the trustee. The trustee is also the trustee under other indentures relating to certain of our outstanding indebtedness, the trustee with respect to our pension assets and the issuing and paying agent with respect to our commercial paper program and has additional financial arrangements with us.

Form of Debt Securities

     Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form.

     Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable.

     Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

     We may issue the debt securities in whole or in part in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the prospectus supplement relating to that series and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

     If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

     Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

     So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Avon, the trustee or any agent of Avon or agent of the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium or interest to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

     If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, we may at any time and in our sole discretion decide not to have any of the securities represented by one or more registered global securities. If we make that decision, we will issue securities in definitive form in exchange for all of the registered global security or securities representing those securities. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

SELLING SECURITYHOLDER

     The debt securities may be sold by selling securityholders. The names of the selling securityholders, if any, will be set forth in the applicable prospectus supplement. The terms of the debt securities to be sold by a selling securityholder and the percentage of such class of debt security owned by such selling securityholder prior to and after an offering will also be specified in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

     We or the selling securityholders, if any, may sell the securities in any of three ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The prospectus supplement will set forth the terms of the offering of such securities, including:

(a)	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

(b)	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

(c)	any securities exchanges on which the securities may be listed.

     Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

     We or the selling securityholders may sell the securities through agents from time to time. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation will be described in the applicable prospectus supplement.

     We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

     Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

     The validity of the debt securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell. The validity of the securities will be passed on for the underwriters or agents by Shearman & Sterling.

EXPERTS

     The consolidated financial statements of Avon Products, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$500,000,000

Avon Products, Inc.

5.125% Notes Due 2011

PROSPECTUS SUPPLEMENT

January 5, 2006

Joint Book Running Managers
Banc of America Securities LLC			Citigroup
Lead Managers
Deutsche Bank Securities	JPMorgan	Lazard Capital Markets	HSBC

Senior Co-Managers
BNP PARIBAS		Santander Investment

Co-Managers
BBVA Securities Inc.		The Williams Capital Group, L.P.